VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 25, 2012	Michael E. Lubowitz +1 212 310 8566 michael.lubowitz@weil.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. Daniel F. Duchovny, Special Counsel

Re:	P.F. Chang’s China Bistro, Inc.
Schedule TO-T filed May 15, 2012 by Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P.
SEC File No. 005-54977

Dear Mr. Duchovny:

This letter is sent on behalf of Wok Acquisition Corp. (“Purchaser”), Wok Parent LLC (“Parent”), Wok Holdings Inc. (“Wok Holdings”) and Centerbridge Capital Partners II, L.P. (“Centerbridge Capital II,” and together with Purchaser, Parent and Wok Holdings, the “Filing Persons”), in response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter dated May 21, 2012 regarding the above-referenced filing.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Filing Persons’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

Schedule TO

1.	We note that all of Purchaser, Parent and Wok Holdings were formed for the purpose of entering into the agreement with P.F. Chang’s. We also note that the officers and directors of each entity listed above are employed by Centerbridge Partners. Thus, please provide us with your detailed legal analysis of why you believe Centerbridge Partners is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 2

The Filing Persons have carefully reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the interpretation provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”) and respectfully advise the Commission that they believe that Centerbridge Partners, L.P., the indirect parent of Centerbridge Capital II (“Centerbridge Parent”), is not a bidder for purposes of Regulation 14D and Section II.D.2 of the Outline. In reaching this conclusion, the Filing Persons reviewed the definition of “bidder” under Rule 14d-1(g)(2), which defines a bidder as “any person who makes a tender offer or on whose behalf a tender offer is made.” Centerbridge Parent is not making the Offer, and the Offer is not being made on its behalf. Instead, the Offer was made by Purchaser and the other Filing Persons. In fact, Centerbridge Parent is not a party to the Merger Agreement or any other agreement made by the parties to give effect to the Transaction.

The Filing Persons also considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” We note that Centerbridge Capital II is a bidder and that we have filed information with respect to such bidder in the Schedule TO. Centerbridge Capital II, as disclosed in the Offer to Purchase, is a private equity fund principally engaged in the business of making investments in securities (see Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons” of the Offer to Purchase), and has committed capital of approximately $4.5 billion. Centerbridge Capital II is providing 99.3643% of the equity commitment in the transaction, and no other Centerbridge Capital II affiliate or party (other than Centerbridge Capital Partners SBS II, L.P., which is committing to 0.6357% of the commitment) has any obligation to provide or otherwise arrange for any financing in connection with the Offer. In addition, Centerbridge Capital II is the only party providing the guarantee in favor of P.F. Chang’s in respect of certain of Parent’s obligations under the Merger Agreement.

For the foregoing reasons, the Filing Persons respectfully submit that Centerbridge Parent is not a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance.

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 5

2.	Please revise the language in the last paragraph of this section that states that you will return unpurchased or untendered Shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

In response to the Staff’s comment, the Filing Persons have replaced the phrase “as promptly as practicable” with the word “promptly” in the last paragraph of Section 2 – “Acceptance for Payment and Payment for Shares” of the Offer to Purchase.

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 3

Certain Information Concerning P.F. Chang’s, page 12

3.	Please revise the last sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure. Please apply this comment also to the first sentence of the section captioned “Background of the Offer” (page 20).

In response to the Staff’s comment, the Filing Persons have amended and restated the last sentence in the first paragraph of Section 7 – “Certain Information Concerning P.F. Chang’s” of the Offer to Purchase in its entirety to read as follows:

“However, we have not independently verified the accuracy or completeness of the information concerning P.F. Chang’s contained in this Offer to Purchase or any failure by P.F. Chang’s to disclose any events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.”

In addition, the Filing Persons have amended and restated the first sentence in the first paragraph of Section 10 – “Background of the Offer; Past Contacts or Negotiations with P.F. Chang’s” of the Offer to Purchase in its entirety to read as follows:

“The information set forth below regarding P.F. Chang’s was provided by P.F. Chang’s, and none of Parent, Wok Holdings, Purchaser or any of their affiliates has independently verified the accuracy or completeness of any information regarding meetings or discussions in which Centerbridge or its affiliates or representatives did not participate.”

4.	With a view toward revised disclosure, please tell us why you determined to disclose only a summary of the projections you received from P.F. Chang’s.

In response to the Staff’s comment, the Filing Persons have deleted the reference to the Projections being only a summary in Section 7 – “Certain Information Concerning P.F. Chang’s – Financial Projections” of the Offer to Purchase.

Source and Amount of Funds, page 16

5.	Please revise the first sentence of the third paragraph under the caption “Debt Financing” (page 18) to describe the Debt Commitment Letter terms instead of solely referring to the letter.

In response to the Staff’s comment, the Filing Persons have amended and restated the first sentence in the third paragraph of Section 9 – “Source and Amount of Funds – Debt Financing” of the Offer to Purchase in its entirety to read as follows:

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 4

“The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in the Debt Commitment Letter and this Offer to Purchase.”

Certain Conditions of the Offer, page 50

6.	We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the Debt Financing.

The Filing Persons acknowledge the Commission’s position that a tender offer must remain open for at least five business days if there has been a material change to the terms or conditions of a tender offer. The Filing Persons note, however, that the Offer has been fully financed within the meaning of the Commission’s precedents and customary market practice since commencement of the Offer. The Financing Proceeds Condition is more accurately described as a “funding” condition, pursuant to which the bidders are not obligated to consummate the Offer unless the Lenders, which have committed to provide financing, do in fact fund those commitments. The Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), this tender offer commenced with firm, legally binding equity and debt commitments for all of the financing Purchaser will need to consummate the Offer and the Merger and to pay related fees and expenses pursuant to commitment letters filed as exhibits to the Schedule TO. All material terms of the equity and debt commitment letters, and the facilities to be entered into pursuant thereto, are disclosed in the Schedule TO (see “Summary Term Sheet – Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” on page S-ii and Section 9 – “Source and Amount of Funds” of the Offer to Purchase, beginning on page 16).

In that respect, the Filing Persons note to the Staff that although a portion of up to $300 million of the financing is currently contemplated as being offered in the form of Senior Notes pursuant to Rule 144A or other private placement, Purchaser has also obtained a commitment for up to $300 million under the Bridge Facility in the event that the offering of the Senior Notes by Purchaser is not completed

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 5

on or prior to the closing of the other debt commitments (see pages S-ii and 16-20 of the Offer to Purchase). Further, the Financing Proceeds Condition relates solely to the commitments in the Debt Commitment Letter, which explicitly provides for the Bridge Facility and is not conditioned upon the offering of the Senior Notes. Therefore, the Debt Commitment Letter is on customary terms and is not different in any material respect from other firm, legally binding commitments which the Staff has previously recognized as not raising the same issues as would a tender offer with a “true” financing condition. Satisfaction, as opposed to waiver, of a previously disclosed Financing Proceeds Condition, or any other condition, is not a material change because it is a previously disclosed, express condition to the Offer and, therefore, should not require the Offer to remain open if the condition is satisfied. Moreover, for a number of reasons, it is not possible to require an offer to remain open after the satisfaction of certain conditions. For example, in the case of the Financing Proceeds Condition, by the terms of the Debt Commitment Letter (see Exhibit D of the Debt Commitment Letter attached as Exhibit (d)(6) to the Schedule TO), the receipt of proceeds will only occur upon, and simultaneously with, Purchaser’s acceptance for payment of the shares tendered into the Offer. Once Purchaser has accepted such shares for payment, the Commission’s tender offer rules do not permit the offer to be extended for any period of time (other than in the context of a “subsequent offering period”). In this respect, the Financing Proceeds Condition is similar to the Minimum Condition and other conditions to the Offer which, by their terms, can only be satisfied at the expiration of the Offer. The Filing Persons also note that the funding of the equity financing under the Equity Commitment Letter, while subject to certain conditions as described in Section 9 – “Source and Amount of Funds” of the Offer to Purchase, is not a condition to the Offer.

Further, in the context of the Offer and the Merger, extending the Offer upon the satisfaction of the Financing Proceeds Condition will only serve to delay payment to stockholders of P.F. Chang’s that they would otherwise have been entitled to. As more fully discussed in the Schedule TO (see “Why are you making the Offer?” on page S-ii, “If at least 83% of the Shares are tendered and accepted for payment, will P.F. Chang’s continue as a public company?” on page S-vi and Section 12 – “Purpose of the Offer; Plans for P.F. Chang’s – Purpose of the Offer” on page 46 of the Offer to Purchase), it is contemplated that the Merger will occur on the same day as the consummation of the Offer. Assuming the satisfaction of the Minimum Condition and the other conditions to the Offer, stockholders of P.F. Chang’s will be entitled to receive the same consideration for their Shares, whether or not they tendered such Shares in the Offer. Stockholders of P.F. Chang’s who do not tender Shares in the Offer and who would have tendered Shares had the tender offer been extended as requested by the Commission will nonetheless be entitled to receive an amount in cash equal to the Offer Price pursuant to the Merger. Even if it were possible to extend the Offer upon receipt of proceeds in accordance with the terms of the Debt Commitment Letter (which as indicated above is prohibited by the terms of the Debt Commitment Letter), such action would only delay by at least five business days the payment for Shares pursuant to the Offer and consequently delay the consummation of the Merger and payment for Shares thereunder. Stockholders of P.F. Chang’s would receive no benefit as a result of the extension of the Offer.

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 6

Based on the foregoing, the Filing Persons do not believe that the satisfaction of the Financing Proceeds Condition would be a material change that would require an extension of the Offer period.

7.	We note your disclosure on page S-iii that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Pursuant to Instruction 2(b) to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when the offer is not subject to any financing condition. As more fully noted in the response to comment 6 above, the Filing Persons believe that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. The Filing Persons’ tender offer for P.F. Chang’s Shares commenced with legally binding commitments in place to provide the funds necessary to purchase the shares tendered in the tender offer and to pay related fees and expenses. The Financing Proceeds Condition is more accurately characterized as a “funding” condition rather than a “financing” condition within the meaning of Instruction 2(b) to Item 10 of Schedule TO. Therefore, the Filings Persons believe that the Offer is not subject to a financing condition, as contemplated within Instruction 2(b) to Item 10 of Schedule TO, and in any event, the financial statements of the Filing Persons are not material to stockholders of P.F. Chang’s for the following additional reasons:

•

As disclosed in Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons” of the Offer to Purchase, Parent, Wok Holdings and Purchaser are newly formed entities, formed solely for the purpose of investing in P.F. Chang’s and have not engaged in any business except for activities related to the Offer and the Merger and arranging the related financing. The disclosure of financial statements for Parent, Wok Holdings and Purchaser would therefore not provide stockholders of P.F Chang’s with any additional meaningful information.

•

The Filing Persons believe that the financial statements of Centerbridge Capital II would not be material to a stockholder’s decision with respect to the Offer because Centerbridge Capital II is an investment fund and does not have any operations other than making investments in securities. The Filing Persons have disclosed the amount of committed capital of Centerbridge Capital II in Amendment No. 3 to the Schedule TO by amending and restating the first sentence of the fourth paragraph of Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons” of the Offer to Purchase in its entirety to read as follows:

“Centerbridge, a Delaware limited partnership, is a private equity fund principally engaged in the business of making investments in securities and has committed capital of approximately $4.5 billion.”

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 7

•	The Offer is not subject to the funding of the equity financing under the Equity Commitment Letter.

•

Further, only the capital contribution committed by Centerbridge Capital II (which commitment has been disclosed) is relevant in the context of the Schedule TO since Centerbridge Capital II is neither a party to the Merger Agreement nor has it agreed to contribute amounts to complete the Offer in excess of the equity commitment previously disclosed in the Schedule TO. No other assets that would be identified on a balance sheet for any of the Filing Persons is relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered shares in the Offer.

•

If the Minimum Condition and the other conditions to the Offer are satisfied, as a result of the same-day consummation of the Offer and the Merger, all stockholders of P.F. Chang’s, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of the stockholders of P.F. Chang’s as such stockholders will have no ongoing interest in the business or operations of Purchaser after the same-day consummation of the Offer and the Merger.

To the extent the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2(b) to Item 10 of Schedule TO, it does not result in financial statements being material to stockholders. If the proceeds from the Debt Commitment Letter are not available, the Filing Persons will be unable to purchase the shares tendered into the Offer unless other sources of debt financing become available. At the present time and as disclosed in the Schedule TO, neither Parent nor Purchaser has, nor is either pursuing, any alternative financing arrangements or alternative financing plans. Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

8.	We note that in the second full paragraph after the bullet points on page 51 you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures. The provision has the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

In response to the Staff’s comment, the Filing Persons have amended and restated the second full paragraph after the bullet points on page 51 of the Offer to Purchase to read as follows:

“For purposes of determining whether the Minimum Condition has been satisfied, Purchaser and Parent shall exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed.”

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 8

9.	Please refer to the third paragraph after the bullet points on page 51 in which you refer to the “foregoing conditions” and then to the conditions of the Merger Agreement. Please revise to include all of the conditions to which the Offer is subject in the document delivered to security holders.

The Filing Persons supplementally confirm to the Staff that all conditions to the Offer are disclosed in Section 15 — “Certain Conditions of the Offer.” In addition, for purposes of clarification, the Filing Persons have amended and supplemented the Offer to Purchase by adding the below sentence to the end of the third paragraph after the bullet points on page 51 of the Offer to Purchase:

“Such rights and obligations to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above under Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — The Offer.””

10.	We note the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

The Filing Persons supplementally confirm to the Staff their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer (as it may be extended in accordance with the terms and conditions of the Merger Agreement), the Filing Persons would promptly inform holders of securities how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

11.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Mr. Duchovny U.S. Securities and Exchange Commission May 25, 2012 Page 9

The Filing Persons supplementally confirm to the Staff their understanding that (i) they may not simply fail to assert a triggered offer condition and effectively waive it without officially doing so and (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Filing Persons may be required to extend the offer and recirculate new disclosure to security holders.

Schedule I

12.	Please provide the disclosure required by general instruction C to Schedule TO with respect to Centerbridge.

The Filing Persons have carefully reviewed general instruction C to Schedule TO. Centerbridge Associates II, L.P. is the sole general partner of Centerbridge Capital II, and the Filing Persons supplementally confirm to the Staff that neither Centerbridge Capital II nor Centerbridge Associates II, L.P. has any officers or directors. In response to the Staff’s comment, however, the Filing Persons have revised the information regarding Centerbridge Capital II in Schedule I to clarify that the principal business of Centerbridge Associates II, L.P. is acting as the general partner of Centerbridge Capital II.

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

If you have any questions or would like to discuss any of the Filing Persons’ responses, please do not hesitate to call me at (212) 310-8566 or, if more convenient, send me an e-mail at michael.lubowitz@weil.com.

Sincerely,

/s/ Michael E. Lubowitz

Michael E. Lubowitz

cc:	Susanne V. Clark

Exhibit A

ACKNOWLEDGMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WOK ACQUISITION CORP.

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK PARENT LLC

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK HOLDINGS INC.

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC
its general partner

By:	/s/ Jason Mozingo
	Name:	Jason Mozingo
	Title:	Senior Managing Director and Authorized Signatory